082-34643

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V

15, AVENUE MAT
75008 PARI

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
(212)-450-6996

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG


06016341


SEC MAIL
PROCESSING
RECEIVED
AUG 2 5 2006
WASH, D.C.
156
SECTION

File No. ~~82-5134~~

August 25, 2006

Re: **Telefónica Móviles Perú Holding S.A.A.—Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

On behalf of Telefónica Móviles Perú Holding S.A.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following:

1. Letter to CONASEV, dated February 14, 2006, regarding the meeting of the Board of Directors of Telefónica Móviles Perú Holding S.A.A. which took place on the same date, and the resolutions therein agreed upon.

2. Financial Statements of Telefónica Móviles Perú Holding S.A.A. as of December 31, 2005 and 2004.

3. Consolidated Financial Statements of Telefónica Móviles Perú Holding S.A.A and Subsidiaries as of December 31, 2005 and 2004, together with the reports of independent auditors.

4. Annual Report of Telefónica Móviles Perú Holding S.A.A. for 2005.

5. Letter to CONASEV, dated February 24, 2006, regarding the meeting of the Board of Directors of Telefónica Móviles Perú Holding S.A.A. which took place on the same date, and the resolutions therein agreed upon.

6. Announcement of the General Shareholders' Meeting to be held on February 24, 2006.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6996.

Very truly yours,



Paulina Vargas
Legal Assistant

Enclosures


SEC MAIL
RECEIVED
AUG 2 5 2006

English Summary for Telefónica Móviles Perú Holding S.A.A.

– Letter to CONASEV, dated February 24, 2006, regarding the meeting of the Board of Directors of Telefónica Móviles Perú Holding S.A.A. which took place on the same date, and the resolutions therein agreed upon.

– Letter to CONASEV, dated March 27, 2006, regarding the meeting of the General Shareholders' Meeting of Telefónica Móviles Perú Holding S.A.A. which took place on March 24, 2006, and the resolutions therein agreed upon.

– Letter to CONASEV, dated April 20, 2006, regarding the meeting of the Board of Directors of Telefónica Móviles Perú Holding S.A.A. which took place on the April 19, 2006, and the resolutions therein agreed upon.

– First quarter 2006 results of Telefónica Móviles Perú Holding S.A.A.

– First quarter 2006 Financial Statements of Telefónica Móviles Perú Holding S.A.A.

– Letter to CONASEV, dated June 14, 2006, regarding the acquisition of shares of Telefónica Móviles Perú Holding S.A.A. by Latin America Cellular Holdings B.V.

– Letter to CONASEV, dated June 16, 2006, regarding the redistribution of the shares to the interior Economic Group of Telefónica Móviles.

– Second quarter 2006 results of Telefónica Móviles Perú Holding S.A.A.

– Second quarter 2006 Financial Statements of Telefónica Móviles Perú Holding S.A.A.

– Letter to CONASEV, dated July 20, 2006, regarding the meeting of the Board of Directors of Telefónica Móviles Perú Holding S.A.A. which took place on the same date, and the resolutions therein agreed upon.

File No. 82-5134


SEC MAIL PROCESSING
RECEIVED
AUG 2 5 2006
WASH. D.C.
156
SECTION

Lima, 24 de febrero de 2006

Señores
Registro Público del Mercado de Valores - Conasev
Ciudad.-

Referencia : Hecho de Importancia

De nuestra consideración:

De conformidad con lo dispuesto por la Resolución CONASEV N° 107-2002-EF/94.10, "Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones", por medio de la presente nos dirigimos a ustedes a fin de comunicarles, en calidad de Hecho de Importancia, que en sesión de Directorio de Telefónica Móviles Perú Holding S.A.A., celebrada el día de hoy 24 de febrero de 2006, se ha adoptado por unanimidad el siguiente acuerdo:

1. Estados financieros y Memoria anual correspondiente al ejercicio 2005

1.1. Presentar a consideración de la Junta General de Accionistas los Estados Financieros auditados de la sociedad, tanto individuales como consolidados, al 31 de diciembre de 2005, los mismos que contienen el balance general y el estado de ganancias y pérdidas, con el fin de que dicho órgano de la sociedad se pronuncie sobre los mimos.

1.2. Presentar a consideración de la Junta General de Accionistas la Memoria anual de la sociedad, correspondiente al ejercicio 2005, con el fin de que dicho órgano de la sociedad se pronuncie sobre la misma.

2. Convocatoria a Junta General de Accionistas

Convocar a Junta General de Accionistas, en primera citación, para el día 24 de marzo de 2006 a las 12:00 horas, en Avenida Juan de Arona Nº 786, San Isidro, Lima.

OBJETO DE LA CONVOCATORIA

- Pronunciarse sobre la gestión social y los resultados económicos del ejercicio 2005.
- Resolver sobre la aplicación de utilidades, si las hubiere.
- Elección de los miembros del Directorio (Directores Titulares y Alternos).
- Establecer la retribución anual de los Directores.
- Designación de auditores externos para el ejercicio 2006.
- Fijación de Política de Dividendos.

En cumplimiento del "Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones", se adjunta a la presente, los archivos que contienen la siguiente información que se encuentra a disposición de los accionistas en la Secretaría del Directorio:

- Aviso de convocatoria que conforme a ley se publicará en el Diario Oficial "El Peruano" y otro diario de mayor circulación en Lima.
- Estados Financieros auditados individuales de la Sociedad, al 31 de diciembre de 2005.
- Memoria Anual de la Sociedad correspondiente al ejercicio 2005, con los Estados Financiera auditados consolidados de la Sociedad al 31 de diciembre de 2005.

Atentamente,

Telefónica Móviles Perú Holding S.A.A.

Madeleine Osterling Letts
Representante Bursátil


SEC MAIL PROCESSING
RECEIVED
AUG 2 5 2006
WASH, D.C.
156
SECTION

San Isidro, 27 de marzo de 2006

Señores
Registro Público del Mercado de Valores - CONASEV
Presente.-

REF: "Hechos de Importancia"

De nuestra consideración:

Por la presente, de conformidad con los dispuesto en el artículo 28° de la Ley del Mercado de Valores y la Resolución CONASEV N° 107-2002-EF/94.10, cumplimos con informarles que la Junta General de Accionistas de Telefónica Móviles Perú Holding S.A.A. celebrada el 24 de marzo de 2006, ha adoptado por mayoría absoluta, los siguientes acuerdos:

1. Aprobación de Información Financieros

1.1. Aprobar los Estados Financieros auditados anuales de la Sociedad, tanto individuales como consolidados, al 31 de diciembre de 2005, los mismos que incluyen el Balance General y el Estado de Ganancias y Pérdidas.

1.2. Aprobar la Memoria Anual de la Sociedad correspondiente al ejercicio 2005.

Debemos indicar que los Estados Financieros anuales auditados al 31 de diciembre de 2005, tanto individuales como consolidados, y la Memoria Anual correspondiente al ejercicio 2005, fueron remitidos a vuestra institución el 26 de febrero de 2006, mediante nuestra comunicación de Hecho de Importancia de fecha 24 de febrero de 2006.

2. Aplicación de Utilidades

Dado que la empresa no ha arrojado utilidades durante el ejercicio 2005, conforme consta en los Estados Financieros (Balance General) referidos en el numeral 1.1. precedente, la Junta acordó pasar al siguiente punto de Agenda.

3. **Elección del Directorio (Directores Titulares y Alternos)**

3.1. Fijar en cinco (5) el número de Directores de la Sociedad.

3.2. Designar a las siguientes personas como Directores Titulares y sus respectivos Alternos:

- Antonio Carlos Valente Da Silva, Director titular y Presidente del Directorio, de nacionalidad brasilera, identificado con Carné de Extranjería N° 000258566; y como su respectivo alterno al señor Pedro Salvador Cortez Rojas, identificado con Documento Nacional de Identidad N° 07965347.

- José Javier Manzanares Gutiérrez, Director Titular y Vicepresidente del Directorio, de nacionalidad española, identificado con Carné de Extranjería N° 000062114; y como su respectivo alterno al señor Luis Alberto Fernández Jiménez, de nacionalidad española, identificado con Carné de Extranjería N° 95092.

- Luis Miguel Gilperez López, Director Titular, de nacionalidad española, identificado con Pasaporte N° A0067762800; y como su respectivo alterno al señor Raúl Risso Basulto, identificado con Documento Nacional de Identidad N° 06490748.

- Ernesto López Mozo, Director Titular, de nacionalidad española, identificado con Pasaporte N° 51373639-B; y como su respectivo alterno al señor Victor Rafael Arakaki Shimabuku, identificado con Documento Nacional de Identidad N° 10474074.

- Eduardo Caride, Director Titular, de nacionalidad argentina, identificado con Pasaporte N° 12093391; y como su respectivo alterno a la señora Elizabeth Galdo Marin, identificada con Documento Nacional de Identidad N° 09149941.

3.3. Designar como Secretario del Directorio, a la doctora Madeleine Osterling Letts, identificada con Documento Nacional de Identidad N° 09174628, quien también ejerce el cargo de Representante Bursátil.

4. **Retribución Anual de los Directores**

4.1. En el caso de aquellos directores que perciban remuneración por parte de la Sociedad, sus accionistas o de empresas afiliadas a la Sociedad o sus accionistas, la dieta se encontrará incluida dentro de la remuneración o retribución que perciban.

4.1. En el caso de aquellos directores que no se encuentren comprendidos en los supuestos mencionados en el párrafo anterior, la dieta que percibirán será de US $1,000.00 por sesión.

5. **Designación de Auditores Externos para el Ejercicio 2006**

Se designó como Auditores Externos de la Sociedad para el ejercicio 2006 a los señores Medina, Zaldivar, Paredes & Asociados Sociedad Civil, Miembro de Ernst & Young International.

Cabe indicar que este acuerdo se adoptó por unanimidad.

6. **Fijación de Política de Dividendos**

6.1. Podrá destinarse al pago de dividendos el íntegro de las utilidades netas de cada ejercicio, luego de detraída la participación de los trabajadores, los impuestos de ley y la reserva legal que pudiera corresponder, los mismos que podrán abonarse en calidad de provisionales o definitivos para cada ejercicio, en la oportunidad en que se estime conveniente, en función de los requerimientos de inversión y la situación financiera de la empresa.

6.2. En cada caso, el Directorio fijará el porcentaje, monto y oportunidades para la distribución de los dividendos, quedando autorizado a determinar las respectivas fechas de corte, registro y entrega.

Sin otro particular, nos suscribimos de ustedes.

Muy atentamente,

Telefónica Móviles Perú Holding S.A.A.

Madeleine Osterling Letts
Representante Bursátil


SEC MAIL PROCESSING
RECEIVED
AUG 2 5 2006
WASH, D.C.
156

Lima, 20 de abril de 2006

Señores
Registro Público del Mercado de Valores - Conasev
Ciudad.-

Referencia : Hecho de Importancia

De nuestra consideración:

De conformidad con lo dispuesto por la Resolución CONASEV N° 107-2002-EF/94.10, "Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones", por medio de la presente nos dirigimos a ustedes a fin de comunicarles, en calidad de Hecho de Importancia, que en sesión de Directorio de Telefónica Móviles Perú Holding S.A.A., celebrada el día de ayer 19 de abril de 2006, se ha adoptado por unanimidad el siguiente acuerdo:

Se aprobaron los Estados Financieros intermedios, individuales y consolidados (no auditados) de Telefónica Móviles Perú Holding S.A.A. al 31 de marzo de 2006.

Tanto los Estados Financieros Individuales y el Informe de Gerencia, como los Estados Financieros Consolidados, antes indicados, están siendo reportados el día de hoy a través del sistema MVNet.

Atentamente,

Telefónica Móviles Perú Holding S.A.A.

Madeleine Osterling Letts
Representante Bursátil

TABLA 1
TELEFÓNICA MOVILES PERU HOLDING S.A.A.
ESTADO DE RESULTADOS A SOLES (000) AL 31 DE MARZO DE 2006 (1)
(Preparado de acuerdo a los Principios Contables Generalmente Aceptados en el Perú)

	1T05		1T06		Var. Abs. 1T06-1T05	Var. % 1T06-1T05
		%		%		%
Ingresos Operativos	4,566	**100.0**	-4,344	**100.0**	-8,910	**-195.1**
Gastos Operativos	92	**2.0**	60	**-1.4**	-32	**-34.8**
Gastos de Gestión	92	**2.0**	60	**-1.4**	-32	**-34.8**
Resultado Operativo	4,474	**98.0**	-4,404	**101.4**	-8,878	**-198.4**
Otros Ingresos (Gastos)						
Otros Ingresos - Gastos Neto	0	**0.0**	0	**0.0**	0	**0.0**
Resultado No Operativo	0	**0.0**	0	**0.0**	0	**0.0**
Resultado antes de Impuestos y Paticipac.	4,474	**98.0**	-4,404	**101.4**	-8,878	**-198.4**
Participación de los Trabajadores	0	**0.0**	0	**0.0**	0	**0.0**
Impuestos	0	**0.0**	0	**0.0**	0	**0.0**
Resultado Neto	4,474	**98.0**	-4,404	**101.4**	-8,878	**-198.4**

(1) Los resultados del 2005 se han preparado como si Telefónica Móviles S.A.C. y Comunicaciones Móviles S.A. ya hubieran estado fusionadas desde el 1 de enero de dicho año. De acuerdo al dispositivo del Consejo Normativo de Contabilidad N°031-2004, desde el 1ro. de enero de 2005 se deja de aplicar el ajuste de los estados financieros por el efecto de la inflación, para fines contables, eliminándose así la generación de la cuenta REI.


SEC MAIL PROCESSING
RECEIVED
AUG 25 2006
WASH, D.C.
156

Telefónica

Resultados Trimestrales

Telefónica Móviles Perú Holding S.A.A.

Enero - Marzo 2006

File No. 82-5134

Hechos de Importancia

A continuación se presenta un resumen de los principales hechos de importancia presentados desde enero de 2006:

1) El 24 de febrero, el Directorio formuló los estados financieros auditados, individuales y consolidados, de la sociedad al 31 de diciembre de 2005, y la Memoria Anual correspondiente al ejercicio 2005. Asimismo, se convocó a Junta General Obligatoria Anual de Accionistas.

2) El 24 de marzo, la Junta General Obligatoria Anual de Accionistas acordó:

   a. Aprobar los estados financieros auditados, individuales y consolidados de la sociedad al 31 de diciembre de 2005 y la Memoria Anual correspondiente al ejercicio 2005.

   b. Fijar en cinco el número de Directores de la Sociedad, y designar a las siguientes personas como miembros del Directorio: Antonio Carlos Valente, Presidente del Directorio, José Javier Manzanares, Vicepresidente del Directorio, Luis Miguel Gilperez López, Ernesto López Mozo y Eduardo Caride.

   Designó como Secretaria del Directorio, a la doctora Madeleine Osterling, quien también ejerce el cargo de Directora de Asuntos Legales de la Sociedad.

   c. Designar como auditores externos de la Sociedad para el ejercicio 2006 a Medina, Zaldivar, Paredes & Asociados Sociedad Civil, Miembro de Ernst & Young Internacional.

   d. Fijar que podrá destinarse al pago de dividendos el íntegro de las utilidades netas de cada ejercicio, luego de detraída la participación de los trabajadores, los impuestos de ley y la reserva legal que pudiera corresponder, los mismos que podrán abonarse en calidad de provisionales o definitivos para cada ejercicio, en la oportunidad en que se estime conveniente, en función de los requerimientos de inversión y la situación financiera de la empresa. En cada caso, el Directorio fijará el porcentaje, monto y oportunidades para la distribución de los dividendos, quedando autorizado a determinar las respectivas fechas de corte, registro y entrega.

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.
Discusión y análisis de los resultados del primer trimestre y tres meses terminados el 31 de marzo de 2006[1]

Se recomienda la lectura de este informe con los correspondientes Estados Financieros y sus Notas presentados simultáneamente, los mismos que forman parte integrante de este documento y contienen información complementaria.

Entorno Económico

A pesar de la incertidumbre política asociada a las elecciones presidenciales y parlamentarias del 9 de abril, se siguieron observando positivos indicadores económicos durante el primer trimestre del 2006. El Producto Bruto Interno (PBI) habría crecido alrededor de 5,0% respecto del mismo período del año anterior. Si bien ésta es una tasa inferior a la de trimestres previos, continuó la fase expansiva de la producción nacional, acumulándose 19 trimestres consecutivos de crecimiento. Durante el primer trimestre del 2006, uno de los sectores más dinámicos fue la construcción que habría crecido a su mayor ritmo desde el cuarto trimestre de 1997, denotando así el mayor dinamismo de la demanda interna. Asimismo, a pesar del ruido político, la inversión acumuló 13 trimestres consecutivos de expansión.


PBI
(Var. % respecto del mismo período del año anterior)
9,0
8,0
7,0
6,0
5,0
4,0
3,0
2,0
1,0
0,0
-1,0
-2,0
-3,0
-4,0
I- II III IV I- II III IV I- II III IV I- II III IV I- II III IV I-
01 02 03 04 05 06
(e)

Por el lado de los precios, en los últimos meses se registró una aceleración de la inflación. Así, en el primer trimestre, el índice de precios al consumidor acumuló una subida de 1,5% (el registro más alto en 8 trimestres). La mayor inflación responde principalmente al incremento de precio de algunos productos agrícolas importantes en la canasta básica como el azúcar y la papa. Sin embargo, la inflación de los últimos 12 meses se ubicó a fines de marzo en 2,5%, es decir en el punto medio del rango objetivo del Banco Central de Reserva (BCR): 1,5% - 3,5%. Por su parte, la inflación subyacente de los últimos 12 meses se ubicó en 1,41% al cierre del primer trimestre.

Las variables financieras fueron las más afectadas durante el primer trimestre debido a la incertidumbre electoral. En el caso del tipo de cambio, éste llegó a niveles de S/.3,45 a mediados de enero para luego retroceder hasta S/.3,28 a fines de febrero; posteriormente el nuevo sol volvió a depreciarse y el tipo de cambio cerró el trimestre en S/.3,358. Sin embargo, el nivel de fines del primer trimestre representó una apreciación del nuevo sol de 2,1% respecto de fines del 2005. Cabe señalar que el BCR con el objetivo de evitar una mayor volatilidad al alza del mercado cambiario decidió incrementar mensualmente su tasa de referencia en 25 puntos básicos. Así, ésta se elevó desde 3,25% en diciembre a 4,0% en marzo. Además de la subida de la tasa de interés de referencia, las elevadas cotizaciones de commodities y el superávit comercial, la mayor demanda de soles por la Regularización de Impuesto a la Renta a fines de marzo y la compra de la cervecera SAB Miller del 90,1% de las acciones de inversión en circulación de la empresa Backus & Johnston por US$364 millones ayudaron a contener las presiones depreciatorias de la moneda local asociadas a la incertidumbre electoral.

[1] Para ampliar el análisis se recomienda revisar la información presentada por su subsidiara Telefónica Móviles S.A.

De otro lado, el riesgo país, medido a través del Embi+, inició el 2006 en niveles en torno de los 215 puntos básicos y llegó a descender el 27 de febrero a su mínimo histórico (128 puntos básicos). Luego, a medida que iba en ascenso la incertidumbre política, el riesgo país se elevó a los 220 puntos básicos para luego descender y cerrar el trimestre en los 187 puntos básicos. Por su parte, el Índice General de la Bolsa de Valores de Lima (IGBVL) cerró el trimestre con un incremento de 23,3% respecto de fines del 2005, destacando el incremento de las acciones mineras (32,8%) gracias a que continuó el alza de las cotizaciones de commodities. Sin embargo, el IGBVL retrocedió 2,6% en marzo ante la cercanía del proceso electoral.

Resultados del Ejercicio

Los ingresos operativos de la sociedad, derivados del resultado neto de su subsidiaria Telefónica Móviles S.A., alcanzaron -S/. 4,3 millones en el 1T06, frente a los S/. 4,6 millones registrados en el 1T05.

Considerando que los gastos de gestión fueron mínimos, los resultados operativo y neto fueron de -S/. 4,4 millones en el 1T06, lo que representa una reducción de S/. 8,9 millones en comparación con el mismo período del año anterior.

Balance General

El principal componente del activo fueron las inversiones, las cuales totalizaron S/. 866,4 millones, menores en S/. 4,3 millones a las registradas al cierre del 4T05. Por otro lado, el pasivo corriente cerró en S/. 2,2 millones.

Al cierre del 1T06, el patrimonio neto totalizó S/. 864,5 millones, menor en S/. 4,4 millones con relación al observado al cierre del 4T05 y menor en S/. 0,1 millones con respecto al 1T05, todo ello en función al resultado de su subsidiaria durante el trimestre.


SEC MAIL PROCESSING
RECEIVED
AUG 2 5 2006
WASH, D.C. 156 SECTION

File No. 82-5134

Lima, 14 de junio de 2006

Señores
Registro Público del Mercado de Valores
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Presente.-

REF.-HECHO DE IMPORTANCIA

De nuestra consideración:

Nos dirigimos a ustedes en cumplimiento de lo establecido en el artículo 28° de la Ley del Mercado de Valores y en el Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones para informarles que hemos tomado conocimiento de lo siguiente:

- La emisión de una orden de compra por parte de Latin America Cellular Holdings B.V. para la adquisición de acciones representativas del capital social de Telefónica Móviles Perú Holding S.A.A. que le confieran a la primera una participación mínima del 97.97% en el capital social de la segunda, operación que se realizará a través de Rueda de Bolsa de la Bolsa de Valores de Lima. Cabe señalar que (i) la orden de compra estará vigente durante tres (03) días de Rueda de Bolsa (ii) el precio de dicha propuesta de compra es de S/. 2.50 por acción (iii) podrá incluir, además, las acciones de quienes formulen en la fecha de adquisición órdenes de venta que no superen el precio fijado por acción; (iv) de conformidad con lo establecido en el inciso c) del artículo 10 del Reglamento de Oferta Pública de Adquisición y de Compra de Valores por Exclusión no será exigible la formulación de Oferta Pública de Adquisición alguna por cuanto de realizarse la adquisición, ésta no implicaría un cambio de control efectivo en Telefónica Móviles Perú Holding S.A.A., ya que se trata de una simple redistribución de acciones al interior del Grupo Económico de Telefónica Móviles, considerando que Latin America Cellular Holdings B.V. es una empresa que pertenece a dicho Grupo.

Agradeciendo la atención dispensada a la presente, queda de usted.

Madeleine Osterling Letts
Representante Bursátil
Telefónica Móviles Perú Holding S.A.A.

File No. 82-5134


SEC MAIL PROCESSING
RECEIVED
AUG 2 5 2006
WASH, D.C.
156

Lima, 16 de junio de 2005

Señores
Registro Público del Mercado de Valores - Conasev
Ciudad.-

Referencia : Hecho de Importancia

Estimados señores:

De conformidad con lo dispuesto por la Resolución CONASEV N° 107-2002-EF/94.10, "Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones", cumplimos con informarle el siguiente Hecho de Importancia:

En Rueda de Bolsa de la Bolsa de Valores de Lima del día de ayer 15 de junio de 2006 la empresa española **Telefónica Móviles, S.A.** transfirió a la empresa holandesa **Latin America Cellular Holdings B.V.**, la titularidad de sus 349´530,323 acciones representativas del capital social de Telefónica Móviles Perú Holding S.A.A. que representan el 97.97% del capital social de ésta última.

Conforme lo informamos en nuestra comunicación de Hecho de Importancia del 14 de junio de 2006, no fue necesaria la formulación de Oferta Pública de Adquisición alguna, ya que la referida transferencia es una simple redistribución de acciones al interior del Grupo Económico de Telefónica Móviles que no implica ningún cambio de control efectivo en Telefónica Móviles Perú Holding S.A.A., pues Latin America Cellular Holdings B.V. es una empresa que pertenece a dicho Grupo.

Asimismo, les informamos que la orden de compra de Latin America Cellular Holding B.V. continuará vigente hasta la Rueda de Bolsa del día 21 de junio de 2005.

Atentamente,

Madeleine Osterling Letts
Representante Bursátil
Telefónica Móviles Perú Holding S.A.A.

TABLA 1
TELEFÓNICA MOVILES PERU HOLDING S.A.A.
ESTADO DE RESULTADOS EN NUEVOS SOLES (000) AL 30 DE JUNIO DE 2006[1/]
(Preparado de acuerdo a los Principios Contables Generalmente Aceptados en el Perú)

	2T05		2T06		Var. Abs. 2T06-2T05	Var. % 2T06-2T05	6M05		6M06		Var. Abs. 6M06-6M05	Var. % 6M06-6M05
		%		%		%		%		%		%
Ingresos Operativos	12,638	**100.0**	-8,592	**100.0**	-21,230	**-168.0**	17,204	**100.0**	-12,936	**100.0**	-30,140	**-175.2**
Gastos Operativos	61	**0.5**	106	**-1.2**	45	**73.8**	153	**0.9**	166	**-1.3**	13	**8.5**
Gastos de Gestión	61	**0.5**	106	**-1.2**	45	**73.8**	153	**0.9**	166	**-1.3**	13	**8.5**
Resultado Operativo	12,577	**99.5**	-8,698	**101.2**	-21,275	**-169.2**	17,051	**99.1**	-13,102	**101.3**	-30,153	**-176.8**
Otros Ingresos (Gastos)												
Otros Ingresos - Gastos Neto	0	**0.0**	0	**0.0**	0	**0.0**	0	**0.0**	0	**0.0**	0	**0.0**
Resultado No Operativo	0	**0.0**	0	**0.0**	0	**0.0**	0	**0.0**	0	**0.0**	0	**0.0**
Resultado antes de Impuestos y Paticipac.	12,577	**99.5**	-8,698	**101.2**	-21,275	**-169.2**	17,051	**99.1**	-13,102	**101.3**	-30,153	**-176.8**
Participación de los Trabajadores	0	**0.0**	0	**0.0**	0	**0.0**	0	**0.0**	0	**0.0**	0	**0.0**
Impuestos	-31	**-0.2**	0	**0.0**	31	**0.0**	-31	**-0.2**	0	**0.0**	31	**0.0**
Resultado antes de Interés minoritario	12,546	**99.3**	-8,698	**101.2**	-21,244	**0.0**	17,020	**98.9**	-13,102	**101.3**	-30,122	**0.0**
Resultado Neto	12,546	**99.3**	-8,698	**101.2**	-21,244	**-169.3**	17,020	**98.9**	-13,102	**101.3**	-30,122	**-177.0**

1/ Los resultados acumulados del 2005 corresponden a la empresa fusionada, contienen los 5 meses de Telefónica Móviles S.A.C. y los 5 meses de Comunicaciones Móviles S.A.
De acuerdo al dispositivo del Consejo Normativo de Contabilidad N°031-2004, desde el 1 de enero de 2005 se deja de aplicar
el ajuste de los estados financieros por el efecto de la inflación, para fines contables, eliminándose así la generación de la cuenta REI.

File No. 82-5134


SEC MAIL PROCESSING
RECEIVED
AUG 25 2006
WASH. D.C.
156
SECTION

Telefonica

Resultados Trimestrales

Telefónica Móviles Perú Holding S.A.A.

Abril - Junio 2006

Hechos de Importancia

A continuación se presenta un resumen de los principales hechos de importancia presentados desde abril de 2006:

1) El 20 de abril se aprobaron los estados financieros individuales y consolidados no auditados de Telefónica Móviles Perú Holding S.A.A., correspondientes al primer trimestre de 2006.

2) El 16 de junio de 2006 se reportó que la empresa española Telefónica Móviles, S.A. había transferido a la empresa holandesa Latin America Cellular Holdings B.V. la titularidad de sus 349´530,323 acciones representativas del capital social de Telefónica Móviles Perú Holding S.A.A. que representan el 97,97% del capital social de esta última.

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.

Discusión y análisis de los resultados del segundo trimestre y seis meses terminados el 30 de junio de 2006[1]

Se recomienda la lectura de este informe con los correspondientes Estados Financieros y sus Notas presentados simultáneamente, los mismos que forman parte integrante de este documento y contienen información complementaria.

Entorno Económico

La economía peruana continuó registrando indicadores sólidos, en términos de crecimiento del Producto Bruto Interno (PBI), inflación (Índice de Precios al Consumidor) y cuentas externas y fiscales. Asimismo, luego de las elecciones, las variables financieras mostraron estabilidad e incluso fortaleza, en particular el tipo de cambio y los índices bursátiles.

En el 2T06, se estima que la economía habría crecido alrededor de 5,5%. Para el año, el Ministerio de Economía y Finanzas (MEF) estima 6%, mientras que el Fondo Monetario Internacional proyecta 5,5%, en línea con los analistas locales. Durante los últimos meses, son la minería y sectores no primarios, principalmente construcción y servicios, los que más se expanden. En cuanto a la inflación, desde el 1T05 la tasa de los últimos 12 meses viene fluctuando entre 1,1% y 2,5%, es decir en el rango inferior de la meta anual establecida por el Banco Central de Reserva (BCR). El BCR considera que no existen riesgos mayores de un aumento sustancial de la tasa de inflación, por lo que el decidió mantener su tasa de interés de referencia en 4,5% en su última reunión mensual.


PBI e IPC
(Var. % respecto del mismo período del año anterior)
9.0
7.0
5.0
3.0
1.0
-1.0
-3.0
-5.0
I-01
II
III
IV
I-02
II
III
IV
I-03
II
III
IV
I-04
II
III
IV
I-05
II
III
IV
I-06
II (e)
PBI
Inflación

Por su parte, las cuentas fiscales y externas, siguen mostrando fortaleza. La recaudación por IGV (Impuesto General a las Ventas) e impuesto a la renta viene creciendo a tasas superiores al 20%, lo que anticipa un déficit fiscal para el año menor al 1% del PBI. De otro lado, el superávit de la balanza comercial de los meses de julio de 2005 a mayo de 2006, impulsado por el aumento de precio de los *commodities* supera los US$ 6,000 millones, cerca de US$ 900 millones mayor al del 2005.

Adicionalmente, el nuevo sol continuó fortaleciéndose, en un contexto de menor ruido político y mayor demanda estacional por la moneda local, y a pesar de las continuas y significativas compras de dólares por parte del BCR. En los últimos días, ha llegado a cotizarse por debajo de S/. 3,24, es decir el menor nivel desde enero de 1999. Asimismo, las cotizaciones de las principales acciones de la Bolsa de Valores de Lima, en particular de los sectores minero y bancario, continuaron al alza. Finalmente, las tasas de interés se elevaron ligeramente, en línea con las tasas internacionales mientras que el riesgo país – medido por el EMBI – se redujo tras la segunda vuelta electoral, y en cierta medida aislado de la volatilizad regional.

[1] Para ampliar el análisis se recomienda revisar la información presentada por su subsidiara Telefónica Móviles S.A.


Tasa de interés interbancaria en soles y Tipo de cambio
(Promedio trimestral)
16.00
14.00
12.00
10.00
% 8.00
6.00
4.00
2.00
0.00
3.60
3.50
3.40
3.30 S/.
3.20
3.10
3.00
I-01 II III IV I-02 II III IV I-03 II III IV I-04 II III IV I-05 II III IV I-06 II
Tasa interbancaria
TC


Indice General de la Bolsa de Valores de Lima y Spread EMBI
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Dic. 1991 - 100
1,200
1,000
800
600 Pbs
400
200
0
I-01 II III IV I-02 II III IV I-03 II III IV I-04 II III IV I-05 II III IV I-06 II
IGBVL
Spread - Embi+

Resultados del Ejercicio

Los ingresos operativos de la sociedad, derivados del resultado neto de su subsidiaria Telefónica Móviles S.A., alcanzaron una pérdida de S/. 8,6 millones en el 2T06.

Considerando que los gastos de gestión fueron mínimos, los resultados operativo y neto mostraron una pérdida de S/. 8,7 millones en el 2T06, lo que representa una reducción de S/. 21,3 millones y S/. 21,2 millones respectivamente en comparación con los del mismo período del año anterior.

En términos acumulados, los ingresos operativos alcanzaron una pérdida de S/. 12,9 menores en S/. 30,1 millones que los del mismo período del año anterior.

Balance General

El principal componente del activo fueron las inversiones, las cuales totalizaron S/. 857,8 millones, menores en S/. 9 millones a las registradas al cierre del 1T06. Por otro lado, el pasivo corriente cerró en S/. 2,3 millones, mayor en S/. 0,1 millones al del 1T06 y mayor en S/. 0,3 millones con respecto al 2T05.

Al cierre del 2T06, el patrimonio neto totalizó S/. 855,8 millones, menor en S/. 8,7 millones con relación al observado al cierre del 1T06 y menor en S/. 22 millones con respecto al 2T05, debido principalmente al resultado negativo del período de su subsidiaria.

File No. 82-5134


SEC MAIL PROCESSING
RECEIVED
AUG 2 5 2006
WASH. D.C.
SECTION

Lima, 20 de julio de 2006

Señores
Registro Público del Mercado de Valores - Conasev
Ciudad.-

Referencia : Hecho de Importancia

De nuestra consideración:

De conformidad con lo dispuesto por la Resolución CONASEV N° 107-2002-EF/94.10, “Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones”, por medio de la presente nos dirigimos a ustedes a fin de comunicarles, en calidad de Hecho de Importancia, que en sesión de Directorio de Telefónica Móviles Perú Holding S.A.A., celebrada el día de hoy 20 de julio de 2006, se ha adoptado por unanimidad el siguiente acuerdo:

Se aprobaron los Estados Financieros intermedios, individuales y consolidados (no auditados) de Telefónica Móviles Perú Holding S.A.A. al 30 de junio de 2006.

Tanto los Estados Financieros Individuales y el Informe de Gerencia, como los Estados Financieros Consolidados, antes indicados, están siendo reportados el día de hoy a través del sistema MVNet.

Atentamente,

Telefónica Móviles Perú Holding S.A.A.

Madeleine Osterling Letts
Representante Bursátil